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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                               ----------------

                             NETSPEAK CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                MOTOROLA, INC.
                                   (BIDDER)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   6411D5069
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               CARL F. KOENEMANN
             EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                MOTOROLA, INC.
                           1303 EAST ALGONQUIN ROAD
                          SCHAUMBURG, ILLINOIS 60196
                                (847) 576-5000
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                  COPIES TO:

       DONALD F. MCLELLAN, ESQ.                 OSCAR A. DAVID, ESQ.
            SENIOR COUNSEL                      BRIAN T. BLACK, ESQ.
            MOTOROLA, INC.                        WINSTON & STRAWN
       1303 EAST ALGONQUIN ROAD                 35 WEST WACKER DRIVE
      SCHAUMBURG, ILLINOIS 60196                     SUITE 4200
            (847) 576-3482                     CHICAGO, ILLINOIS 60601
                                                   (312) 558-5600

                           CALCULATION OF FILING FEE
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
             TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
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
                  $90,000,000                                   $18,000

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*  Estimated solely for purposes of calculating the amount of filing fee. The
   Transaction Valuation assumes the purchase of 3,000,000 shares of Common Stock, par value $.01 per share, of the Subject Company (the "Shares") at the offer price of $30.00 per share.
[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $18,000                    FILING PARTY: MOTOROLA, INC.
FORM OF REGISTRATION NO.: SCHEDULE 14D-1             DATE FILED: MARCH 25, 1998
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

                                     14D-1

  CUSIP NO. 6411D5069

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 1NAME OF REPORTING PERSONS:
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  MOTOROLA, INC. (36-1115800)
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 2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                              (A) [_]
                                                              (B) [_]
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 3SEC USE ONLY
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 4SOURCE OF FUNDS (SEE INSTRUCTIONS):
  WC
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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(E) OR 2(F):

                                                                  [_]
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 6CITIZENSHIP OR PLACE OF ORGANIZATION:
  DELAWARE
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 7AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  3,944,708*
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 8CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:

                                                                  [_]
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 9PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7) APPROXIMATELY:
  32.1%
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10TYPE OF REPORTING PERSON:
  CO
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 * On March 18, 1998 Motorola, Inc., a Delaware corporation (the "Purchaser"), entered into separate Common Stock Purchase Agreements (the "Common Stock Purchase Agreements") with Steven F. Mills, Senior Vice President of
   Advance Technology Development and John W. Staten, Chief Financial Officer and Assistant Secretary, respectively (collectively, the "Employee Shareholders") pursuant to which the Employee Shareholders have agreed, among other things, to validly sell 10,000 and 25,000 shares of common stock of NetSpeak Corporation, a Florida corporation, respectively, to the Purchaser at a purchase price of $30.00 net per share. These shares represent approximately 0.29% of the shares outstanding as of March 18, 1998. The stock purchases contemplated by the Common Stock Purchase Agreements will be consummated in connection with the completion of the tender offer more fully described herein. The Common Stock Purchase Agreements are described more fully in Section 12 of the Offer to Purchase dated March 25, 1998. The number of shares set forth in Item 7 is based upon the number of shares of common stock outstanding on April 21, 1998 and includes 2,686,470 shares tendered, accepted for payment pursuant to the Offer to Purchase (including 100,000 shares subject to guaranteed delivery procedures) and not withdrawn pursuant to the Offer to Purchase and 35,000 shares of common stock to be purchased from the Employee Shareholders.

  Motorola, Inc., a Delaware corporation (the "Purchaser"), hereby amends and supplements its Tender Offer Statement on Schedule 14D-1, filed on March 25, 1998 (as amended, the "Schedule 14D-1"), relating to the offer by the Purchaser to purchase up to 3,000,000 shares of common stock, par value $.01 per share (the "Common Stock" or "Shares"), of NetSpeak Corporation, a Florida corporation ("Company"), as set forth in this Amendment No. 2. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  The information set forth in Item 6 is hereby amended and supplemented to add the following:

    Following the expiration of the Offer at 12:00 Midnight, New York City time, on Tuesday, April 21, 1998, the Purchaser accepted for payment all Shares tendered pursuant to the Offer. The Purchaser has been informed by the Depositary that 2,686,470 Shares (including 100,000 Shares tendered pursuant to guaranteed delivery procedures), representing approximately 21.9% of the outstanding Shares, were tendered pursuant to the Offer. A copy of the press release issued on April 22, 1998 with respect to the foregoing is attached as Exhibit (a) (10) hereto and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  The information set forth in Item 11 is hereby amended and supplemented by adding the following exhibit:

    (a) (10)--Text of Press Release, dated April 22, 1998, issued by
  Purchaser.

                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: April 22, 1998                     MOTOROLA, INC.

                                             /s/ Stephen P. Earhart
                                          By: _________________________________
                                             Name: Stephen P. Earhart
                                             Title: Senior Vice President

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                               EXHIBIT NAME
  -------                              ------------
 99(a)(1)* --Offer to Purchase dated March 25, 1998.
 99(a)(2)* --Letter of Transmittal.
 99(a)(3)* --Notice of Guaranteed Delivery.
 99(a)(4)* --Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
            Other Nominees.
 99(a)(5)* --Letter to Clients for use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees.
 99(a)(6)* --Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.
 99(a)(7)* --Form of Summary Advertisement as published in the Wall Street
            Journal on March 25, 1998.
 99(a)(8)* --Text of Press Release, dated March 19, 1998, issued by the Company and Purchaser.
 99(a)(9)* --Text of Press Release, dated March 25, 1998, issued by Purchaser.
 99(a)(10) --Text of Press Release, dated April 22, 1998, issued by Purchaser.
 99(b)(1)* --None.
 99(c)(1)* --Tender Agreement dated March 18, 1998 between the Company and the
            Purchaser.
 99(c)(2)* --Voting Agreement dated March 18, 1998 between the Purchaser, the
            Company and certain management shareholders.
 99(c)(3)* --Standstill and Participation Rights Agreement dated March 18, 1998 between the Company and the Purchaser.
 99(c)(4)* --Amended and Restated NetSpeak Corporation Investor's Rights
            Agreement dated March 18, 1998 between the Company and the
            Purchaser.
 99(c)(5)* --Common Stock Purchase Agreement dated March 18, 1998 between the
            Purchaser and John W. Staten.
 99(c)(6)* --Common Stock Purchase Agreement dated March 18, 1998 between the
            Purchaser and Steven F. Mills.
 99(c)(7)* --Joint Development and License Agreement dated March 18, 1998 between the Company and the Purchaser.**
 99(d)(1)  --None.
 99(e)(1)  --Not applicable.
 99(f)(1)  --None.

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  *Previously filed
 **Certain portions of this Exhibit have been omitted based upon a request to the Commission for confidential treatment. Omitted portions have been separately filed with the Commission.